Exhibit (a)(1)(xiii)

KPN Extends Tender Offer for iBasis

October 20, 2009 – Wilmington, Delaware - KPN B.V. (“KPN”) today announced that it has extended its cash tender offer to acquire all the outstanding shares of common stock of iBasis, Inc. (NASDAQ: IBAS) (“iBasis”) not otherwise held by KPN.  The tender offer will now expire at midnight, New York City time, on Friday, November 20, 2009, unless further extended.  All other terms and conditions of the tender offer remain unchanged. As of the close of business on Monday, October 19, 2009, approximately 39,399 shares have been tendered in and not withdrawn from the tender offer.

The Delaware Court of Chancery has rescheduled the hearing on iBasis’ and KPN’s respective claims to October 28 and October 29, 2009.  The cash tender offer was extended so that KPN will be able to pursue its counterclaims which seek to invalidate the “poison pill” purportedly adopted by iBasis and to defend against the baseless complaint filed by iBasis in the Delaware litigation.  KPN believes that iBasis’ “poison pill” is a clear violation of iBasis’ own bylaws and the terms of the agreement pursuant to which KPN acquired its interest in the company.

KPN remains committed to completing this transaction successfully.

About KPN’s Tender Offer

On July 28, 2009, KPN commenced a cash tender offer for all of the outstanding shares of common stock of iBasis not already owned by KPN, subject to the terms and conditions set forth in the Offer to Purchase dated as of July 28, 2009, as amended and supplemented (the “Offer to Purchase”).  The purchase price to be paid upon the successful closing of the cash tender offer is $2.25 per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase. KPN currently owns a stake of approximately 56% in iBasis. The offer was previously extended to October 23, 2009, and is now scheduled to expire at midnight, New York City time, on Friday, November 20, 2009, unless further extended in the manner set forth in the Offer to Purchase.

Contacts:

FD
Kal Goldberg/Mark McCall
212-850-5600
kal.goldberg@fd.com/mark.mccall@fd.com

KPN Media Relations +31704466300, KPN Investor Relations +31704660986

IMPORTANT INFORMATION
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell iBasis stock.  The tender offer is being made pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by KPN with the SEC on July 28, 2009, as amended and supplemented (the “Schedule TO”).  Shareholders of iBasis are advised to carefully read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, as each may be amended and supplemented, because they contain important information that iBasis shareholders should consider before any decision is made with respect to the Offer. Shareholders of iBasis can obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at 1-877-869-0171.